
November 18, 2010

Pieter du Plooy
President
Homeownusa
112 North Curry Street
Carson City, Nevada 89703

> **Re: Homeownusa**
> **Registration Statement on Form S-11**
> **Filed October 20, 2010**
> **File No. 333-170035**

Dear Mr. du Plooy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have not yet identified any specific assets to acquire with the net proceeds of the offering and that you intend to qualify as a REIT in the next taxable year. Please refer to Industry Guide 5 and tell us why the guidance included there is not applicable to your offering and disclosure.

2.   If you will utilize sales materials, please submit such materials proposed to be transmitted to prospective investors, orally or in writing. Please also submit information planned for inclusion on your website. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus.

3.   Please significantly revise your registration statement to include the disclosure required by each item of Form S-11. For example, the company should include the following item requirements of Form S-11:

- Item 24. Selection, Management and Custody of Registrant's Investments; and

Cover Page of the Prospectus

4.   Please disclose the net proceeds you will receive in accordance with Item 501(b)(3) of Regulation S-K. For example, please include a footnote that discusses the offering expenses.

5.   Please refer to Item 501(b)(8)(iii) of Regulation S-K and revise to specifically disclose when the offering period will end.

6.   Please revise to clarify that your sole officer and director is conducting this offering.

Summary Information

Summary Information about HOMEOWNUSA, page 6

7.   You indicate that you intend to qualify as a REIT for federal tax purposes for your first full taxable year and that you intend to redeem a portion of your existing shares to meet guidelines to do so (Security Ownership of Certain Beneficial Owners and Management, page 46); however you also indicate that your sole officer and director will continue to own the majority of your common stock. Please describe in greater detail how you intend to qualify as a REIT given the requirement that not more than 50% of the common stock can be owned by five or fewer individuals, or revise your disclosures regarding expected tax status accordingly.

8.   Please quantify what you mean by "historically attractive" distressed real property prices. Also, to provide balance, please revise to clarify you have not identified a source of financing that would allow you to take advantage of such opportunities.

9.   Please revise to clarify that the $10,000 raised was provided by your control person.

10.   On page 7, you disclose that the information herein is only accurate as of the date of this prospectus, regardless of the time of delivery and sale. Please revise to balance this disclosure to clarify that you are required, pursuant to applicable regulations, to update this prospectus during your continuous offering.

Risk Factors, page 8

General

11.   We note your introductory statement that the items included here are the "most
       significant" material risks. That implies that there are other material risks that
       you have not disclosed. Please note that this section should disclose and briefly
       discuss all material risks. Please revise your disclosure accordingly.

12.   Please note that Item 503(c) of Regulation S-K requires that you "set forth each
       risk factor under a subcaption that adequately describes the risk." Some of the
       current risk factor subcaptions do not adequately describe the risk to your
       business. For example only, the risk factors under the subcaption "General
       Competition" on page 16 fail to provide enough detail of the risk to the
       company's business.   Please review and revise each risk factor, as applicable, to
       provide specific disclosure of how you, your business, financial condition and
       results of operation would be affected.

13.   Please revise to include a risk factor to address the fact that this is a no minimum
       offering, including the risk early investors may be the only investors.

14.   Please revise to discuss the risk, if true, that you do not have a redemption
       program available to shareholders and the additional liquidity risks associated
       with the lack of such a program.

15.   Please include a risk factor that discusses management's inexperience in running
       a public company.

16.   Please remove repetitive risk factors. For example only, we note that the
       company discusses application of the "penny stock" regulations in separate risk
       factors on pages 11 and 12. Please revise to remove duplicative disclosure.

17.   Each risk factor should contain a single, discreet risk. We note that several of your
       risk factors present multiple risks. For example, see the risk factor on page 14
       under the subcaption, "If we do not have adequate resources…" Please review
       and revise.

Risks Related to Our Financial Condition

If we do not obtain adequate financing…, page 9

18.   Please reconcile your disclosure in this section regarding the impact that obtaining
       financing could have on your business with your disclosure under the Financing
       Policies subheading on page 26 that you do not plan to incur debt until all net
       proceeds from this offering have been substantially invested.

Risks Related To This Offering

Our Articles of Incorporation provide…, page 9

19.   Please revise this risk factor to provide brevity and only include the disclosure
        needed to place the risk into context.

Buyers will pay more for our common stock…., page 10

20.   Please revise to clarify that shareholders will experience substantial dilution upon
        purchasing your shares.

In the event the company's shares are traded, they may trade under $5.00 per share….,
page 11

21.   Considering your offering price, please revise to clarify that it is likely your
        shares will be considered penny stock.

We Are Depended on the Economic Conditions…, page 13

22.   This risk factor addresses a risk that affects companies across your industry and
        appears broad and generic. Please revise to clarify how this risk is specific to you.

We Face Potential Adverse Effects from Tenants' Bankruptcies…, page 13

We may be unable to gain any significant market acceptance…, page 15

Capital Expenditure Requirements at Our Multi Family Apartment…, page 16

23.   Considering that you currently have no property holdings, please revise the risk
        factor narratives under these subheadings and elsewhere in this section to more
        accurately capture your specific risks.

Dilution, page 17

24.   You disclose that the difference between the price per share paid by Mr. du Plooy
        and the price investors will pay is $0.0189. The subtraction of $0.001 from $0.50
        is $0.499. As such, your disclosure appears incorrect. Please revise to correct the
        noted disclosure.

Existing Stockholders if all the Shares are Sold, page 17

25.   Please revise disclose the current net tangible book value on a total and per share
        basis.

Plan of Distribution, page 19

26.   Disclosure under this subheading states that once your common stock becomes quoted on the OTCBB, then you will be able to sell at prevailing market or privately negotiated prices. It does not appear that you would able to rely on Rule 415(a)(4) of Regulation C to conduct this offering at anything other than a fixed price. As such, please revise to clarify that you will sell at a fixed price for the duration of the offering or advise.

27.   Your disclosure that your shares may be sold "from time to time" at the discretion of the company does not appear to comply with the requirements of Rule 415(a)(1)(ix) of Regulation C. Please revise to reconcile your disclosure with the noted rule or advise.

28.   We note your disclosure that you may sell shares in private transactions. Please clarify if such transactions would take place during the offering period subject to this registration statement. If so, please provide us with a detailed analysis as to why such private transactions would not be integrated with your public offering. Please refer to the Securities Act Sections C&DI Question 139.25 and Securities Act Release No. 8828 (Aug. 10, 2007).

29.   Please discuss whether the funds raised in the offering will be available to the company for use immediately after the sale of the securities.

30.   Please discuss the methods by which the sole officer and director will solicit investors.

31.   Please refer to Rule 3a4-1 of the Exchange Act of 1934 and revise to clarify why such person(s) are not considered brokers.

Use of Proceeds, page 20

32.   Please include a general description here or in your plan of operations disclsoure of the properties that you intend to purchase, if less than the maximum is raised and how this type of property will differ from the other targeted multi-family units. See Instruction 1 to Item 504 of Regulation S-K.

33.   Please discuss in greater detail the line item "Total Property Cost." Please describe here or in more detail in the business or investment policy section, the types of multi-family properties you plan to acquire and how many. In light of your disclosure that no specific properties have been identified, please explain how you came up with the disclosed amounts.

34.   For your offering expenses, you have not included a line item to cover any reimbursements to Mr. du Plooy. Please revise to clarify if you have determined there are no other costs associated with this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

35.   On page 21, we note that you will target properties with 75 – 300 apartments "resulting in acquisitions priced between $400,000 and below $1.6 million." Please revise to discuss the basis for the disclosed price range.

Plan of Operation, page 22

36.   Considering that you have not begun any negotiations with respect to property acquisitions, please tell us and revise your disclosure to indicate, how you devised the estimated renovation costs identified in this section.

37.   Please discuss how long you expect it to take to invest offering proceeds in a portfolio of properties and real estate-related assets.

38.   Please revise to discuss the geographic area you will initially target.

39.   Please revise to discuss how you will carry out the particular phases based on your current staffing or discuss any adjustments that will be made to your staffing.

Results of Operations, page 23

40.   Please include disclosure that describes the expenses that you have incurred.

Capital Resources and Liquidity, page 23

41.   Please revise to discuss your capital requirements for the next 12 months if you are unable to raise enough funds to purchase the initial property.

General Information About Homeownusa, page 24

42.   We note that your address is the same as State Agent and Transfer Syndicate, Inc. and several other entities, including Global Club, Inc., SOEFL Inc., Gilla Inc., Alarming Devices, Inc., and Fresh Start Private Holdings, Inc. Please revise to clarify if there is a specific suite associated with your business office. If not, please clarify how you will conduct business out of the shared office.

Investment Policies and Policies with Respect to Certain Activities

General

43.   We note that your sole officer/director has significant latitude in setting and altering your investment strategy as well as consummating transactions without the consent of your stockholders. Please explain whether Mr. du Plooy is under

an obligation to notify stockholders of such decisions. If so, please describe in this section how and when you will disclose such changes to your investors.

44.   Please disclose more fully any investment guidelines or criteria management will use to identify and assess such properties.

Investments in Real Estate or Interests in Real Estate, page 25

45.   Please briefly discuss here and in more detail elsewhere in the prospectus, the geographical region in which the company's properties will be located.   See Item 14(a) of Form S-11.

46.   Please revise to quantify and explain what you mean by "consistent cash distributions." In light of your current status as a developmental stage company and the fact that you currently hold no properties, please explain how you plan to meet this stated objective. Also, in the appropriate section, please revise to clarify if you are limited to paying distributions only from operating cash flows or if you would be able to utilize offering proceeds or borrowed funds.

Investment Policies and Policies with Respect to Certain Activities, page 25

47.   Please revise to better distinguish between significant capital improvements that you intend to undertake with respect to properties and significant redevelopment.

48.   Please refer to instruction 1 to Item 12 of Form S-11 and provide the requested disclosure.

Financing Policies, page 26

49.   We note your disclosure that your articles and by-laws contain no limitations on the amount of debt you may incur. Please tell us whether you believe the NASAA REIT Guidelines are or will be applicable to you.

U.S. Federal Income Tax Considerations, page 27

Taxation of Our Company, page 28

50.   We note your disclosure of management's belief and intention to qualify as a REIT. Please note that management is not qualified to serve as a basis for your disclosure concerning your intended REIT qualification. Please attribute such disclosure to counsel file the tax opinion as an exhibit to the registration statement.

Market Price of and Dividends…., page 41

51.   It does not appear that you have provided all the applicable disclosure requested by Item 201 of Regulation S-K. Please revise to provide such disclosure or advise.

Directors and Executive Officers

Identification of directors and executive officers, page 43

52.   In accordance with Item 401(e) of Regulation S-K, please describe in more detail business experience for Mr. du Plooy during the last five years. In such disclosure, identify the specific time periods he has served in each of the positions described. Please also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director, in light of your business and structure.

53.   It is not clear from your current disclosure if Mr. du Plooy has any experience selecting, acquiring, and managing real estate assets. Please revise to clarify. If he does not have such experience, discuss the risk associated with his lack of expertise.

54.   We note that Mr. du Plooy is a residence of South Africa. Please revise the appropriate section to discuss how your operations will be conducted considering his residence.

Conflicts of Interest, page 44

55.   Here or with your disclosure on page 46, please outline briefly any provisions of the governing instruments that limit transactions between the company and any director, officer, security holder or affiliate of the company. Refer to Item 25 of Form S-11.

Security Ownership of Certain Beneficial Owners and Management, page 46

56.   Please expand your disclosure of the planned redemption of Mr. du Plooy's shares to address in what manner or in which market Mr. du Plooy intends to sell the shares and the expected impact on the share price for other shareholders, given his need for the sale of approximately 8.5 million shares to meet your intended modification of articles and bylaws such that no individual may own more than 9.8% of the shares of common stock. In the event such a sale is no longer planned, and Mr. du Plooy is expected to retain a majority of the shares, please revise the disclosure regarding the articles and bylaws.

57.   We note your disclosure in this section that Mr. du Plooy "may be" deemed to be one of your promoters. Please revise to confirm, if true, that Mr. du Plooy is your

<u>only</u> promoter and provide all required information about such party in accordance with Item 404(c) of Regulation S-K. Refer also to Item 11 of Form S-11.

Part II – Information Not Required in the Prospectus

Exhibit 5.1 Opinion of Diane Dalmy

58.   Please have counsel revise the opinion to clarify that your shares are duly authorized, if true.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Counsel

cc: Diane D. Dalmy *(via facsimile)*

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